FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q1 2023
Interim Management Statement

natwestgroup.com

NatWest Group Q1 2023 Results

NatWest Group plc

Q1 2023 Interim Management Statement

Chief Executive, Alison Rose, commented:

"NatWest Group's strong performance in Q1 2023 is underpinned by our robust balance sheet, our high levels of capital and liquidity and our well-diversified loan book. Through a period of significant macro disruption and uncertainty, we continue to stand alongside the people, families and businesses we serve, providing targeted support and growing our lending responsibly.

Our disciplined and consistent approach to risk management means that arrears and impairments remain low. By monitoring customer behaviour and looking closely for signs of financial distress, we are able to put in place proactive measures to help those who are struggling right now and those who are worried about the future.

As we continue to make progress against our strategic priorities, NatWest Group is well positioned to navigate this challenging operating environment and to deliver sustainable growth and returns by responding to new and emerging trends that are shaping the lives of our customers."

Strong Q1 2023 performance

−     Q1 2023 attributable profit of £1,279 million and a return on tangible equity of 19.8%.
−     Total income, excluding notable items, increased by £1,036 million, or 37.2%, compared with Q1 2022 principally reflecting the impact of volume growth and yield curve movements.
−     Bank net interest margin (NIM) of 3.27% was 7 basis points higher than Q4 2022.
−     Other operating expenses were £214 million, or 12.5%, higher than Q1 2022 driven by increased staff costs due to a one-off cost of living payment of around £60 million, increased costs in areas of strategic investment and costs in relation to our withdrawal from the Republic of Ireland. The cost:income ratio (excl. litigation and conduct) was 49.8% at Q1 2023.
−     A net impairment charge of £70 million, or 7 basis points of gross customer loans, principally reflected the continued strong performance of our lending book. Levels of default remain stable and at low levels across the portfolio.

Robust balance sheet with strong capital and liquidity levels

−       Net loans to customers excluding central items increased by £5.7 billion to £352.4 billion, or 1.6%, primarily reflecting £3.9 billion of mortgage growth in Retail Banking and a £1.6 billion increase in Commercial & Institutional.
−       Customer deposits excluding central items reduced by £11.1 billion, or 2.6%, in the quarter reflecting around £8 billion higher customer tax payments, competition for deposits and an overall market liquidity contraction.
−       The loan:deposit ratio (LDR) (excl. repos and reverse repos) was 83% at Q1 2023, with customer deposits exceeding net loans to customers by around £55 billion.
−       The liquidity coverage ratio (LCR) of 139%, representing £43.4 billion headroom above 100% minimum requirement, decreased by 6 percentage points compared with Q4 2022 primarily due to reduced customer deposits and lending growth.
−       Common Equity Tier (CET1) ratio of 14.4% was 20 basis points higher than Q4 2022 principally reflecting the attributable profit partially offset by a £2.0 billion increase in risk-weighted assets (RWAs) and a £0.5 billion ordinary dividend accrual.
−       As at 26 April 2023 we had completed £458 million of the £800 million share buyback programme announced as part of our year end 2022 results.
−       RWAs increased by £2.0 billion in the quarter to £178.1 billion largely reflecting lending growth and a £1.1 billion increase associated with the annual update to operational risk balances.

Outlook (1) − We retain the outlook guidance provided in the 2022 Annual Report and Accounts.

(1)   The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2022 Annual Report and Accounts and Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
Summary consolidated income statement	£m	£m	£m
Net interest income	2,902	2,868	2,027
Non-interest income	974	840	981
Total income	3,876	3,708	3,008
Litigation and conduct costs	(56)	(91)	(102)
Other operating expenses	(1,932)	(2,047)	(1,718)
Operating expenses	(1,988)	(2,138)	(1,820)
Profit before impairment losses/releases	1,888	1,570	1,188
Impairment (losses)/releases	(70)	(144)	36
Operating profit before tax	1,818	1,426	1,224
Tax charge	(512)	(46)	(386)
Profit from continuing operations	1,306	1,380	838
Profit/(loss) from discontinued operations, net of tax	35	(56)	63
Profit for the period	1,341	1,324	901

Performance key metrics and ratios
Notable items within income (1)	£56m	£(58)m	£224m
Total income excluding notable items (1)	£3,820m	£3,766m	£2,784m
Climate and sustainable funding and financing (2)	£7.6bn	£6.4bn	£5.6bn
Bank net interest margin (1)	3.27%	3.20%	2.45%
Bank average interest earning assets (1)	£360bn	£356bn	£335bn
Cost:income ratio (excl. litigation and conduct) (1)	49.8%	55.2%	57.1%
Loan impairment rate (1)	7bps	16bps	(4)bps
Profit attributable to ordinary shareholders	£1,279m	£1,262m	£841m
Total earnings per share attributable to ordinary shareholders - basic (3)	13.2p	13.1p	8.1p
Return on tangible equity (RoTE) (1)	19.8%	20.6%	11.3%
	As at
	31 March	31 December	31 March
	2023	2022	2022
Balance sheet	£bn	£bn	£bn
Total assets	695.6	720.1	785.4
Net loans to customers - amortised cost	374.2	366.3	365.3
Net loans to customers excluding central items (1)	352.4	346.7	330.2
Loans to customers and banks - amortised cost and FVOCI	385.8	377.1	375.7
Total impairment provisions (4)	3.4	3.4	3.6
Expected credit loss (ECL) coverage ratio	0.9%	0.9%	1.0%
Assets under management and administration (AUMA) (1)	35.2	33.4	35.0
Customer deposits	430.5	450.3	482.9
Customer deposits excluding central items (1,5)	421.8	432.9	447.9
Liquidity and funding
Liquidity coverage ratio (LCR)	139%	145%	167%
Liquidity portfolio	210	226	275
Net stable funding ratio (NSFR)	141%	145%	152%
Loan:deposit ratio (excl. repos and reverse repos) (1)	83%	79%	73%
Total wholesale funding	79	74	76
Short-term wholesale funding	25	21	22
Capital and leverage
Common Equity Tier (CET1) ratio (6)	14.4%	14.2%	15.2%
Total capital ratio (6)	19.6%	19.3%	20.4%
Pro forma CET1 ratio (excl. foreseeable items) (7)	15.7%	15.4%	16.1%
Risk-weighted assets (RWAs)	178.1	176.1	176.8
UK leverage ratio	5.4%	5.4%	5.5%
Tangible net asset value (TNAV) per ordinary share (8)	278p	264p	269p
Number of ordinary shares in issue (millions) (8)	9,581	9,659	10,622

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group uses its climate and sustainable funding and financing inclusion criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing targets. This includes both provision for funding and financing, including provision of services for underwriting issuances and private placements. Up to 31 March 2023 we have provided £40.2 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for EPC A- and B-rated residential properties between 1 January 2023 and the end of 2025. During Q1 2023 we provided £7.6 billion climate and sustainable funding and financing, which included £1.3 billion in lending for EPC A- and B-rated residential properties.

(3)
On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.

(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 December 2022 - £0.1 billion; 31 March 2022 - £0.1 billion).
(5)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(6)	Refer to the capital, liquidity and funding risk section for details of basis of preparation.
(7)
The pro forma CET1 ratio at 31 March 2023 excludes foreseeable items of £2,351 million; £1,479 million for ordinary dividends and £872 million foreseeable charges (31 December 2022 excludes foreseeable items of £2,132 million; £967 million for ordinary dividends and £1,165 million foreseeable charges; 31 March 2022 excludes foreseeable charges of £1,623 million, £1,096 million for ordinary dividends and £527 million foreseeable charges).

(8)
The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 3 above.

Business performance summary
Chief Financial Officer review

We delivered a strong operating performance in the first quarter with a RoTE of 19.8%. Total income, excluding notable items, was up by 37.2% on the prior year and we continue to see low levels of default across our portfolio. We have seen strong lending growth in the first quarter balanced across the book and, whilst we have seen outflows in customer deposits as a result of tax payments, market movements and customer behaviour, we remain in a strong liquidity position, with a LCR of 139%, representing £43.4 billion headroom above 100% minimum requirement, and an LDR of 83%. Our CET1 ratio remains strong at 14.4%. We remain on track to achieve the targets we announced as part of the full year results in February 2023.

Financial performance
Total income increased by 28.9% to £3,876 million compared with Q1 2022. Total income, excluding notable items, was £1,036 million, or 37.2%, higher than Q1 2022 driven by volume growth, favourable yield curve movements and a strong performance in Commercial & Institutional trading income.

Bank NIM of 3.27% was 7 basis points higher than Q4 2022, principally reflecting the beneficial impact of recent base rate rises partially offset by reduced mortgage margins.

In line with our expectations, other operating expenses were £214 million, or 12.5%, higher than Q1 2022 principally driven by increased staff costs due to a one-off cost of living payment of around £60 million, increased strategic investment costs, such as Financial Crime and Data, and exit costs in relation to our withdrawal from the Republic of Ireland. We remain on track to deliver on our full year cost guidance.

A net impairment charge of £70 million principally reflects a £114 million charge in Retail Banking partially offset by modelled good book releases in Commercial & Institutional. Levels of default remain stable and at low levels across the portfolio. Compared with Q4 2022, our ECL provision remained flat at £3.4 billion and our ECL coverage ratio has decreased from 0.91% to 0.89%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 9.7% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.

As a result, we are pleased to report an attributable profit for Q1 2023 of £1,279 million, with earnings per share of 13.2 pence and a RoTE of 19.8%.
Net loans to customers increased by £7.9 billion in Q1 2023 primarily reflecting £3.9 billion of mortgage lending growth in Retail Banking, a £1.6 billion increase in Commercial & Institutional and a £2.3 billion increase in Treasury reverse repo balances. Retail Banking gross new mortgage lending was £9.5 billion in the quarter compared with £9.1 billion in Q1 2022 and £11.5 billion in Q4 2022. Within Commercial & Institutional, growth was largely in Corporate & Institutions partly offset by UK Government Scheme repayments of £0.7 billion in the quarter.

Up to 31 March 2023 we have provided £40.2 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A- and B-rated residential properties between 1 January 2023 and the end of 2025. During Q1 2023 we provided £7.6 billion climate and sustainable funding and financing, which included £1.3 billion in lending for EPC A- and B-rated residential properties.

Customer deposits decreased by £19.8 billion in the quarter, including an £8.7 billion reduction in Central items & other related to our exit from the Republic of Ireland and Treasury repo activity. Customer deposits excluding central items reduced by £11.1 billion reflecting customer tax payments which were higher than previous years, competition for deposits and an overall market liquidity contraction. 68% of personal(1) deposits and 39% of total customer deposits were insured at the end of Q1 2023. Looking ahead, we now expect full year 2023 customer deposits excluding central items to be stable to modestly lower than the £432.9 billion reported at full year 2022, although we recognise that balance movements are challenging to predict with significant uncertainties around macroeconomic factors, customer behaviour and market dynamics.

TNAV per share increased by 14 pence in the quarter to 278 pence primarily reflecting the attributable profit.

Capital and leverage
The CET1 ratio remains robust at 14.4%, or 14.3% excluding IFRS 9 transitional relief, and increased by 20 basis points in the quarter principally reflecting the attributable profit, partially offset by a £2.0 billion increase in RWAs and an £0.5 billion ordinary dividend accrual. NatWest Group's total loss absorbing capacity ratio was 32.4%.

We have made good progress on the £800 million share buyback programme announced as part of our 2022 year end results, with £458 million completed as at 26 April 2023.

RWAs increased by £2.0 billion in the quarter to £178.1 billion largely reflecting lending growth and a £1.1 billion increase associated with the annual update to operational risk balances.

Funding and liquidity
The LCR decreased by 6 percentage points to 139%, representing £43.4 billion headroom above 100% minimum requirements primarily due to reduced customer deposits and lending growth, partially offset by new issuances during the quarter. Our primary liquidity at Q1 2023 was £149 billion and £120 billion, or 81%, of this was cash at central banks. Total wholesale funding increased by £5.0 billion in the quarter to £79.5 billion.

(1)	Personal deposits are ring fenced bank deposits attributable to individuals and sole traders, and excludes Ulster Bank RoI.

Business performance summary

Retail Banking

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Total income	1,604	1,617	1,217
Operating expenses	(696)	(658)	(645)
of which: Other operating expenses	(693)	(670)	(591)
Impairment losses	(114)	(87)	(5)
Operating profit	794	872	567

Return on equity (1)	30.0%	34.7%	23.1%
Net interest margin (1)	2.99%	3.02%	2.43%
Cost:income ratio (excl. litigation and conduct) (1)	43.2%	41.4%	48.6%
Loan impairment rate (1)	22bps	17bps	1bp

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	201.7	197.6	184.9
Customer deposits	184.0	188.4	189.7
RWAs	55.6	54.7	52.2

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In Q1 2023, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 30.0% and an operating profit of £794 million.

Retail Banking provided £1.2 billion of climate and sustainable funding and financing in Q1 2023.

−
Total income was £387 million, or 31.8%, higher than Q1 2022 reflecting continued strong loan growth and higher deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins, lower deposit balances and non-repeat of insurance profit share from Q1 2022.

−
Net interest margin was 3 basis points lower than Q4 2022 reflecting lower mortgage margins, largely offset by higher deposit returns and non-repeat of the Q4 2022 review of mortgage customer repayment behaviour.

−
Other operating expenses were £102 million, or 17.3%, higher than Q1 2022 reflecting continued investment in the business and higher pay awards to support our colleagues with cost of living challenges, increased investment in financial crime prevention, increased data costs and increased restructuring costs.

−	A net impairment charge of £114 million in Q1 2023 as stage 3 defaults remain stable.
−
Customer deposits decreased by £4.4 billion, or 2.3%, in Q1 2023 reflecting the impact of customer tax payments which were higher than previous years, lower household liquidity and increased competition for savings balances. Personal current account balances decreased by £2.6 billion and personal savings decreased by £1.8 billion in Q1 2023. We have seen growth in our fixed term savings products in Q1 2023.

−
Net loans to customers increased by £4.1 billion, or 2.1%, in Q1 2023 mainly reflecting continued mortgage growth of £3.9 billion, or 2.1% with gross new mortgage lending of £9.5 billion, representing flow share of around 16%, particularly benefitting from elevated application volumes received in September and October 2022.  Cards balances increased by £0.2 billion, or 4.5%, and personal advances increased by £0.1 billion, or 1.3% in Q1 2023 with strong customer demand and disciplined credit risk appetite.

−	RWAs increased by £0.9 billion or 1.6% primarily reflecting lending volume growth and an increase associated with the annual update to operational risk balances.

Business performance summary

Private Banking

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Total income	296	310	216
Operating expenses	(155)	(198)	(139)
of which: Other operating expenses	(152)	(188)	(138)
Impairment (losses)/releases	(8)	(2)	5
Operating profit	133	110	82

Return on equity (1)	28.5%	24.2%	18.2%
Net interest margin (1)	4.83%	5.19%	3.07%
Cost:income ratio (excl. litigation and conduct) (1)	51.4%	60.6%	63.9%
Loan impairment rate (1)	17bps	4bps	(11)bps
Net new money (£bn) (1)	0.6	0.3	0.8

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	19.2	19.2	18.7
Customer deposits	37.3	41.2	40.3
RWAs	11.4	11.2	11.5
Assets under management (AUMs) (1)	29.6	28.3	29.6
Assets under administration (AUAs) (1)	5.6	5.1	5.4
Total assets under management and administration (AUMAs) (1)	35.2	33.4	35.0

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In Q1 2023, Private Banking provided a strong operating performance, delivering a return on equity of 28.5%, and an operating profit of £133 million.

Private Banking provided £0.1 billion of climate and sustainable funding and financing in Q1 2023.

−
Total income was £80 million, or 37.0%, higher than Q1 2022 reflecting higher deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins and lower deposit balances.

−	Net interest margin was 36 basis points lower than Q4 2022 reflecting lower mortgage margins, lower deposit volumes and increased capital issuance and funding costs.
−
Other operating expenses were £14 million, or 10.1%, higher than Q1 2022 due to the impact of pay awards to support colleagues with cost of living challenges, and increased investment in technology and FTE to support AUMA growth propositions.

−	A net impairment charge of £8 million in Q1 2023 reflects good book increases predominantly generated from probability of default movements.
−	AUMAs increased by £1.8 billion, or 5.4%, in Q1 2023 primarily reflecting AUM net new money of £0.6 billion, representing 7.3% of opening AUMA balances and positive investment market movements.
−
Customer deposits decreased by £3.9 billion, or 9.5% in Q1 2023 driven by tax outflows which were higher than previous years, as well as increased competition for savings balances. We have seen growth in our fixed term savings products in Q1 2023.

−	Net loans to customers remained flat in Q1 2023.

Business performance summary

Commercial & Institutional

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Net interest income	1,261	1,276	803
Non-interest income	692	543	572
Total income	1,953	1,819	1,375

Operating expenses	(1,003)	(1,031)	(922)
of which: Other operating expenses	(959)	(989)	(880)
Impairment releases/(losses)	44	(62)	11
Operating profit	994	726	464

Return on equity (1)	19.5%	13.7%	8.8%
Net interest margin (1)	3.90%	3.89%	2.69%
Cost:income ratio (excl. litigation and conduct) (1)	49.1%	54.4%	64.0%
Loan impairment rate (1)	(13)bps	19bps	(3)bps

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	131.5	129.9	126.6
Customer deposits	200.5	203.3	217.9
Funded assets (1)	320.4	306.3	334.6
RWAs	104.8	103.2	100.3

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q1 2023, Commercial & Institutional delivered a strong performance with a return on equity of 19.5% and an operating profit of £994 million.

Commercial & Institutional provided £6.3 billion of climate and sustainable funding and financing in Q1 2023.

−
Total income was £578 million, or 42.0%, higher than Q1 2022 reflecting higher deposit returns from an improved interest rate environment, lending volume growth, credit and debit card fees and higher markets income.

−	Net interest margin was 1 basis point higher than Q4 2022 driven by higher deposit returns partly offset by increased capital issuance and funding costs.
−
Other operating expenses were £79 million, or 9.0%, higher than Q1 2022 as expected reflecting continued investment in the business and ongoing support to our colleagues with cost of living challenges.

−	A net impairment release of £44 million in Q1 2023 reflecting modelled good book releases. Stage 3 defaults remain stable and at low levels.
−
Customer deposits decreased by £2.8 billion, or 1.4% in Q1 2023 primarily due to overall market liquidity contraction. The impact was mainly in Business Banking and Commercial Mid-market, partly offset by growth in Corporate & Institutions balances.

−
Net loans to customers increased by £1.6 billion, or 1.2%, in Q1 2023 due to strong performance from origination deals and private financing activity within Corporate & Institutions and Commercial Mid-market growth in revolving credit facility utilisation, partly offset by UK Government scheme repayments of £0.7 billion.

−	RWAs increased by £1.6 billion, or 1.6%, in Q1 2023 primarily reflecting increased client lending facilities, partly offset by a reduction in market risk RWAs.

Business performance summary

Central items & other

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Continuing operations
Total income	23	(38)	200
Operating expenses (1)	(134)	(251)	(114)
of which: Other operating expenses	(128)	(200)	(109)
of which: Ulster Bank RoI	(145)	(310)	(113)
Impairment releases	8	7	25
Operating (loss)/profit	(103)	(282)	111
of which: Ulster Bank RoI	(159)	(354)	(63)

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost) (2)	21.8	19.6	35.1
Customer deposits	8.7	17.4	35.0
RWAs	6.3	7.0	12.8

(1)	Includes withdrawal-related direct program costs of £49 million for the quarter ended 31 March 2023 (31 December 2022 - £151 million; 31 March 2022 - £10 million).
(2)	Excludes £0.5 billion of loans to customers held at fair value through profit or loss (31 December 2022 - £0.5 billion; 31 March 2022 - nil).

−
Total income was £177 million lower than Q1 2022 primarily reflecting lower gains on interest and FX risk management derivatives not in accounting hedge relationships, reduced Business Growth Fund gains, lower gains on liquidity asset bond sales, and the effect of withdrawing operations from the Republic of Ireland.

−	Other operating expenses were £19 million, or 17.4%, higher than Q1 2022 primarily reflecting higher costs in relation to programme withdrawal costs in the Republic of Ireland.
−
Customer deposits decreased by £8.7 billion, or 50.0%, in Q1 2023 primarily reflecting the continued withdrawal of our operations from the Republic of Ireland and Treasury repo activity. Ulster Bank RoI customer deposit balances were £1.8 billion as at Q1 2023.

−	Net loans to customers increased £2.2 billion in Q1 2023 mainly due to reverse repo activity in Treasury.

Segment performance

	Quarter ended 31 March 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,492	229	1,261	(80)	2,902
Non-interest income	112	67	692	103	974
Total income	1,604	296	1,953	23	3,876
Direct expenses	(209)	(56)	(358)	(1,309)	(1,932)
Indirect expenses	(484)	(96)	(601)	1,181	-
Other operating expenses	(693)	(152)	(959)	(128)	(1,932)
Litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Operating expenses	(696)	(155)	(1,003)	(134)	(1,988)
Operating profit/(loss) before impairment losses/releases	908	141	950	(111)	1,888
Impairment (losses)/releases	(114)	(8)	44	8	(70)
Operating profit/(loss)	794	133	994	(103)	1,818

Total income excluding notable items (1)	1,604	296	1,947	(27)	3,820

Additional information
Return on tangible equity (1)	na	na	na	na	19.8%
Return on equity (1)	30.0%	28.5%	19.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.2%	51.4%	49.1%	nm	49.8%
Total assets (£bn)	227.2	28.1	399.0	41.3	695.6
Funded assets (£bn) (1)	227.2	28.1	320.4	40.5	616.2
Net loans to customers - amortised cost (£bn)	201.7	19.2	131.5	21.8	374.2
Loan impairment rate (1)	22bps	17bps	(13)bps	nm	7bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	-	(0.7)	(0.1)	(1.8)
Customer deposits (£bn)	184.0	37.3	200.5	8.7	430.5
Risk-weighted assets (RWAs) (£bn)	55.6	11.4	104.8	6.3	178.1
RWA equivalent (RWAe) (£bn)	56.4	11.4	106.2	6.9	180.9
Employee numbers (FTEs - thousands)	13.9	2.2	12.4	33.3	61.8
Third party customer asset rate (1)	2.94%	4.07%	5.38%	nm	nm
Third party customer funding rate (1)	(0.83%)	(1.15%)	(0.87%)	nm	nm
Bank average interest earning assets (£bn) (1)	202.1	19.2	131.3	na	360.0
Bank net interest margin (1)	2.99%	4.83%	3.90%	na	3.27%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance

	Quarter ended 31 December 2022
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,505	251	1,276	(164)	2,868
Non-interest income	112	59	543	126	840
Total income	1,617	310	1,819	(38)	3,708
Direct expenses	(202)	(62)	(396)	(1,387)	(2,047)
Indirect expenses	(468)	(126)	(593)	1,187	-
Other operating expenses	(670)	(188)	(989)	(200)	(2,047)
Litigation and conduct costs	12	(10)	(42)	(51)	(91)
Operating expenses	(658)	(198)	(1,031)	(251)	(2,138)
Operating profit/(loss) before impairment losses/releases	959	112	788	(289)	1,570
Impairment (losses)/releases	(87)	(2)	(62)	7	(144)
Operating profit/(loss)	872	110	726	(282)	1,426

Total income excluding notable items (1)	1,617	310	1,838	1	3,766

Additional information
Return on tangible equity (1)	na	na	na	na	20.6%
Return on equity (1)	34.7%	24.2%	13.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	41.4%	60.6%	54.4%	nm	55.2%
Total assets (£bn)	226.4	29.9	404.8	59.0	720.1
Funded assets (£bn) (1)	226.4	29.9	306.3	57.9	620.5
Net loans to customers - amortised cost (£bn)	197.6	19.2	129.9	19.6	366.3
Loan impairment rate (1)	17bps	4bps	19bps	nm	16bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.6)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Risk-weighted assets (RWAs) (£bn)	54.7	11.2	103.2	7.0	176.1
RWA equivalent (RWAe) (£bn)	54.7	11.2	104.6	7.5	178.0
Employee numbers (FTEs - thousands)	14.0	2.1	12.3	33.1	61.5
Third party customer asset rate (1)	2.72%	3.62%	4.44%	nm	nm
Third party customer funding rate (1)	(0.49%)	(0.65%)	(0.53%)	nm	nm
Bank average interest earning assets (£bn) (1)	197.4	19.2	130.3	na	355.8
Bank net interest margin (1)	3.02%	5.19%	3.89%	na	3.20%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance

	Quarter ended 31 March 2022
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,112	143	803	(31)	2,027
Non-interest income	105	73	572	231	981
Total income	1,217	216	1,375	200	3,008
Direct expenses	(161)	(49)	(407)	(1,101)	(1,718)
Indirect expenses	(430)	(89)	(473)	992	-
Other operating expenses	(591)	(138)	(880)	(109)	(1,718)
Litigation and conduct costs	(54)	(1)	(42)	(5)	(102)
Operating expenses	(645)	(139)	(922)	(114)	(1,820)
Operating profit before impairment losses/releases	572	77	453	86	1,188
Impairment (losses)/releases	(5)	5	11	25	36
Operating profit	567	82	464	111	1,224

Total income excluding notable items (1)	1,217	216	1,357	(6)	2,784

Additional information
Return on tangible equity (1)	na	na	na	na	11.3%
Return on equity (1)	23.1%	18.2%	8.8%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	48.6%	63.9%	64.0%	nm	57.1%
Total assets (£bn)	210.7	29.6	433.5	111.6	785.4
Funded assets (£bn) (1)	210.7	29.6	334.6	110.5	685.4
Net loans to customers - amortised cost (£bn)	184.9	18.7	126.6	35.1	365.3
Loan impairment rate (1)	1bp	(11)bps	(3)bps	nm	(4)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	(0.4)	(3.6)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	189.7	40.3	217.9	35.0	482.9
Risk-weighted assets (RWAs) (£bn)	52.2	11.5	100.3	12.8	176.8
RWA equivalent (RWAe) (£bn)	52.2	11.5	102.6	13.1	179.4
Employee numbers (FTEs - thousands)	14.0	1.9	11.8	30.5	58.2
Third party customer asset rate (1)	2.59%	2.53%	2.83%	nm	nm
Third party customer funding rate (1)	(0.05%)	(0.01%)	(0.02%)	nm	nm
Bank average interest earning assets (£bn) (1)	185.5	18.9	121.0	na	334.9
Bank net interest margin (1)	2.43%	3.07%	2.69%	na	2.45%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Risk and capital management

Risk and capital management

Credit risk

Segment analysis - portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
31 March 2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	174,806	18,468	114,862	25,750	333,886
Stage 2	25,636	735	20,241	178	46,790
Stage 3	2,666	223	2,117	109	5,115
Of which: individual	-	175	855	35	1,065
Of which: collective	2,666	48	1,262	74	4,050
Subtotal excluding disposal group loans	203,108	19,426	137,220	26,037	385,791
Disposal group loans				1,195	1,195
Total				27,232	386,986
ECL provisions (2)
Stage 1	243	27	395	16	681
Stage 2	498	14	444	28	984
Stage 3	971	28	719	64	1,782
Of which: individual	-	28	237	8	273
Of which: collective	971	-	482	56	1,509
Subtotal excluding ECL provisions on disposal group loans	1,712	69	1,558	108	3,447
ECL provisions on disposal group loans				49	49
Total				157	3,496
ECL provisions coverage (3)
Stage 1 (%)	0.14	0.15	0.34	0.06	0.20
Stage 2 (%)	1.94	1.90	2.19	15.73	2.10
Stage 3 (%)	36.42	12.56	33.96	58.72	34.84
ECL provisions coverage excluding disposal group loans	0.84	0.36	1.14	0.41	0.89
ECL provisions coverage on disposal group loans				4.10	4.10
Total				0.58	0.90

31 December 2022
Loans - amortised cost and FVOCI (1)
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	-	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (2)
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	-	26	251	10	287
Of which: collective	917	-	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL provisions on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (3)
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92

(1)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(2)	Includes £5 million (31 December 2022 - £3 million) related to assets classified as FVOCI and £0.1 billion (31 December 2022 - £0.1 billion) related to off-balance sheet exposures.
(3)	ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4)
The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £122.2 billion (31 December 2022 - £143.3 billion) and debt securities of £30.9 billion (31 December 2022 - £29.9 billion).

Risk and capital management

Credit risk continued

Segment analysis - loans

−     Total ECL coverage reduced to 0.89% in Q1 2023, from 0.91% in Q4 2022 reflecting growth in exposures to financial institutions where coverage is significantly lower and some positive trends in underlying risk metrics in Commercial & Institutional. This was partially offset by an increase in Retail Banking coverage as a result of increased ECL on unsecured portfolios and reduced write-off activity in the quarter.

−     The economic scenarios driving the ECL requirement, as well as model performance considerations, were consistent with those described in the NatWest Group plc 2022 Annual Report and Accounts.

−     Retail Banking - Balance sheet growth during Q1 2023 mainly reflected continued mortgage growth. Unsecured balances increased by £0.3 billion, primarily in credit cards, as a result of customer demand alongside disciplined credit risk appetite. Total ECL coverage increased from 0.81% to 0.84% during the quarter. The increase in coverage was reflective of increased Stage 3 ECL on unsecured portfolios, mainly due to reduced write-off activity in the quarter. Stable good book coverage captures continued stable portfolio performance, while maintaining sufficient ECL coverage given the increased inflationary and economic pressures on customers. Stage 2 balances increased as a result of the predicted rise in unemployment, therefore increasing IFRS 9 probability of defaults on a forward-looking basis.

−     Commercial & Institutional - Balance sheet growth in Q1 2023 was driven by a number of corporate and financial institutions sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to inflationary pressures or deemed to represent a heightened risk.

−     Total ECL coverage reduced, reflecting some positive trends in underlying risk metrics and a decrease in COVID-19 post model adjustments resulting in ECL releases. The coverage remains sufficient for the expected increase in charges from inflationary pressures and increases in early problem debt trends. Stage 2 ECL reduced significantly as a number of customers migrated back into Stage 1 due to the positive trends in underlying risk metrics which also resulted in an increase in Stage 1 ECL. Stage 3 ECL decreased with write-offs and releases more than offsetting flows into default.

Movement in ECL provision

The table below shows the main ECL provision movements during the quarter.

ECL provision
£m
At 1 January 2023	3,434
Transfers to disposal groups and reclassifications	(10)
Changes in risk metrics and exposure: Stage 1 and Stage 2	15
Changes in risk metrics and exposure: Stage 3	81
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(17)
Write-offs and other	(56)
At 31 March 2023	3,447

−     ECL marginally increased in Q1 2023, with increases in Stage 3 largely offset by write-offs and reductions in post model adjustments.

−     Stage 3 new defaults remained low during the quarter. Stage 3 ECL balances in Retail Banking and Business Banking portfolios have increased, mainly due to reduced write-off activity.

Risk and capital management

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central
	Mortgages	Other	Banking	Institutional	items & other	Total
31 March 2023	£m	£m	£m	£m	£m	£m
Economic uncertainty	96	53	6	173	5	333
Other adjustments	7	21	-	17	16	61
Total	103	74	6	190	21	394

Of which:
- Stage 1	42	26	3	67	5	143
- Stage 2	46	48	3	119	16	232
- Stage 3	15	-	-	4	-	19

31 December 2022
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	-	16	15	59
Total	110	71	6	207	17	411

Of which:
- Stage 1	62	27	3	63	-	155
- Stage 2	32	44	3	139	16	234
- Stage 3	16	-	-	5	1	22

(1)	Excludes £0.3 million (31 December 2022 - £18 million) of post model adjustments for Ulster Bank RoI disclosed as transfers to disposal groups.

−     Retail Banking - The post model adjustments for economic uncertainty were held at a broadly consistent level since 31 December 2022, totalling £149 million (31 December 2022 - £153 million). The primary element of the economic uncertainty adjustment was a £123 million ECL uplift (31 December 2022 - £127 million) to capture the risk on segments of the portfolio that are more susceptible to the effects of a high-inflation environment and the effects on affordability. This focuses on key affordability lenses, including customers with lower incomes in fuel poverty, over-indebted borrowers, and customers vulnerable to a potential mortgage rate shock effect on their affordability. The small reduction in post model adjustments is supported by underlying high-risk population movements, notably in fuel poverty. Other judgmental overlays included a £20 million uplift for EAD modelling dynamics in credit cards.

−     Commercial & Institutional - The post model adjustments for economic uncertainty have seen small decreases since 31 December 2022, now totalling £173 million (31 December 2022 - £191 million). It included an adjustment of £91 million, a £16 million reduction, to cover the residual risks from COVID-19, including the risk that UK Government support schemes could affect future recoveries and concerns surrounding associated debt, to customers that have utilised UK Government support schemes. Inflation and supply chain issues continue to present significant headwinds for a number of sectors which are not fully captured in the models. An £82 million mechanistic adjustment, via a sector-level downgrade, was applied to the sectors that were considered most at risk from these headwinds.

Risk and capital management

Credit risk continued

Sector analysis - portfolio summary

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolio.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 March 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	192,382	25,953	2,910	221,245	39,072	47	256	516	1,013	1,785
Mortgages	182,239	22,652	1,944	206,835	14,300	-	58	77	242	377
Credit cards	3,310	1,242	114	4,666	16,243	-	63	144	79	286
Other personal	6,833	2,059	852	9,744	8,529	47	135	295	692	1,122
Wholesale	141,504	20,837	2,205	164,546	88,863	4,526	425	468	769	1,662
Property	28,172	3,644	717	32,533	15,729	481	110	94	225	429
Financial institutions	49,684	2,207	36	51,927	17,387	1,511	40	16	12	68
Sovereign	5,341	115	28	5,484	652	-	13	1	4	18
Corporate	58,307	14,871	1,424	74,602	55,095	2,534	262	357	528	1,147
Of which:
Agriculture	3,897	947	114	4,958	949	25	22	30	50	102
Airlines and aerospace	1,030	786	17	1,833	1,544	67	7	15	7	29
Automotive	6,334	992	44	7,370	4,053	85	19	13	12	44
Chemicals	368	75	1	444	887	12	2	1	1	4
Health	4,068	878	120	5,066	589	10	21	27	44	92
Industrials	2,390	758	57	3,205	3,128	191	12	15	18	45
Land transport & logistics	4,435	659	67	5,161	3,325	189	18	17	17	52
Leisure	3,971	3,198	247	7,416	1,773	98	34	113	97	244
Mining & metals	217	226	5	448	418	5	-	1	5	6
Oil and gas	898	109	30	1,037	1,969	291	4	3	29	36
Power utilities	4,532	438	2	4,972	8,003	755	14	18	1	33
Retail	6,595	1,192	143	7,930	4,552	370	23	27	68	118
Shipping	205	58	4	267	98	26	1	3	2	6
Water & waste	3,286	554	15	3,855	1,793	98	5	5	4	14
Total	333,886	46,790	5,115	385,791	127,935	4,573	681	984	1,782	3,447

31 December 2022
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages	182,245	18,787	1,925	202,957	18,782	-	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	-	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property	27,542	4,316	716	32,574	15,302	491	107	105	229	441
Financial institutions	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereign	5,458	157	26	5,641	710	-	15	1	3	19
Corporate	53,048	19,153	1,476	73,677	54,651	3,140	218	457	553	1,228
Of which:
Agriculture	3,646	1,034	93	4,773	968	24	21	31	43	95
Airlines and aerospace	483	1,232	19	1,734	1,715	174	2	40	8	50
Automotive	5,776	1,498	30	7,304	4,009	99	18	18	11	47
Chemicals	384	117	1	502	650	12	1	2	1	4
Health	3,974	1,008	141	5,123	475	8	19	30	48	97
Industrials	2,148	1,037	82	3,267	3,135	195	10	16	24	50
Land transport & logistics	3,788	1,288	66	5,142	3,367	190	13	33	17	63
Leisure	3,416	3,787	260	7,463	1,907	102	27	147	115	289
Mining & metals	173	230	5	408	545	5	-	1	5	6
Oil and gas	953	159	60	1,172	2,157	248	3	3	31	37
Power utilities	4,228	406	6	4,640	6,960	1,182	9	11	1	21
Retail	6,497	1,746	150	8,393	4,682	416	21	29	68	118
Shipping	161	151	14	326	110	22	-	7	6	13
Water & waste	3,026	335	7	3,368	2,143	101	4	4	4	12
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434

(1)
As at 31 March 2023, £142.5 billion, 69%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2022 - £138.8 billion, 68%). Of which, 42% were rated as EPC A to C (31 December 2022 - 42%). EPC data source and limitations are provided on page 69 of the 2022 NatWest Group plc Climate-related Disclosures Report.

Risk and capital management

Credit risk continued

Wholesale support schemes

The table below shows the sector split for the Bounce Bank Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
31 March 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	946	185	44	1,175	881	209	66	1,156	10	15	25
Financial institutions	22	4	-	26	9	2	-	11	-	-	1
Sovereign	5	1	-	6	1	-	-	1	-	-	-
Corporate	2,904	587	354	3,845	2,316	809	129	3,254	26	55	71
Of which:
Agriculture	205	68	4	277	826	278	26	1,130	7	13	10
Airlines and aerospace	3	1	-	4	2	-	-	2	-	-	-
Automotive	204	31	9	244	101	32	6	139	1	3	3
Chemicals	6	1	-	7	9	-	-	9	-	-	-
Health	153	21	4	178	278	77	12	367	2	4	4
Industrials	120	19	5	144	79	18	4	101	1	2	3
Land transport & logistics	112	23	7	142	50	17	4	71	1	2	3
Leisure	427	101	26	554	329	154	24	507	5	12	13
Mining & metals	4	1	-	5	6	1	-	7	-	-	-
Oil and gas	5	2	-	7	3	1	-	4	-	-	-
Power utilities	3	1	-	4	3	3	1	7	-	-	-
Retail	507	94	24	625	282	90	15	387	4	8	10
Shipping	2	-	-	2	1	3	-	4	-	-	-
Water & waste	14	2	1	17	10	1	2	13	-	-	-
Total	3,877	777	398	5,052	3,207	1,020	195	4,422	36	70	97

31 December 2022
Wholesale
Property	1,029	197	51	1,277	908	217	61	1,186	10	15	27
Financial institutions	24	4	-	28	9	2	-	11	-	-	1
Sovereign	5	1	1	7	2	-	-	2	-	-	-
Corporate	3,165	629	338	4,132	2,302	872	116	3,290	26	56	69
Of which:
Agriculture	221	74	4	299	819	297	22	1,138	6	14	11
Airlines and aerospace	3	1	-	4	-	1	-	1	-	-	-
Automotive	221	34	10	265	100	37	5	142	1	2	3
Chemicals	6	1	-	7	9	1	-	10	-	-	-
Health	165	23	4	192	271	92	9	372	2	4	4
Industrials	131	21	5	157	77	20	4	101	1	2	2
Land transport & logistics	122	25	8	155	51	16	4	71	1	2	3
Leisure	471	108	28	607	336	161	27	524	5	12	16
Mining & metals	5	1	-	6	5	1	-	6	-	-	-
Oil and gas	6	1	-	7	2	2	-	4	-	-	-
Power utilities	3	1	-	4	3	4	-	7	-	-	-
Retail	554	102	26	682	283	94	14	391	4	7	10
Shipping	2	-	-	2	1	3	-	4	-	-	-
Water & waste	15	2	1	18	10	3	-	13	-	-	-
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

Risk and capital management

Credit risk continued

−     Personal - Balance sheet growth during Q1 2023 mainly reflected continued mortgage growth. Unsecured balances growth, primarily in credit cards, was driven by strong customer demand alongside disciplined credit risk appetite. Total ECL coverage increased. The increase in coverage was reflective of increased Stage 3 ECL on unsecured portfolios, mainly due to reduced write-off activity in the quarter. Stable good book coverage captures continued stable portfolio performance, while maintaining sufficient ECL coverage given increased inflationary and economic pressures on customers. Stage 2 balances increased as a result of the predicted rise in unemployment, therefore increasing IFRS 9 probability of defaults on a forward-looking basis.

−     Wholesale - Balance sheet growth was driven by an increase in exposure to corporate and financial institutions sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to inflationary pressures or deemed to represent a heightened risk. Repayment performance under COVID-19 UK Government lending schemes is closely tracked and the value of open accounts reduced in Q1 2023 driven by scheduled repayment activity and account closures. Exposures under the BBLS that benefit from the 100% UK Government guarantee account for the majority of remaining UK Government scheme exposures. BBLS customers with missed payments continued to rise during the quarter, and there was also a modest increase in Stage 3 exposures. Stage 2 ECL reduced significantly as a number of customers migrated back into Stage 1 due to the positive trends in underlying risk metrics, also leading to an increase in Stage 1 ECL. Stage 3 ECL reduced with write-offs and releases more than offsetting flows into default.

Risk and capital management

Capital, liquidity and funding risk

Introduction

Recent banking sector events (including those resulting from the rapid rise in global interest rates) have caused macroeconomic and market uncertainty. The future impact remains uncertain. NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2022

CET1 ratio
The CET1 ratio increased by 20 basis points to 14.4%. The increase in CET1 ratio was due to a £0.7 billion increase in CET1 capital, partially offset by a £2.0 billion increase in RWAs.
The CET1 increase was mainly driven by an attributable profit for ordinary shareholders of £1.3 billion offset by:
−       a foreseeable ordinary dividend accrual of £0.5 billion;
−       a £0.1 billion decrease in the IFRS 9 transitional adjustment, primarily due to the annual update in the dynamic stage transition percentage and the end of transition on the static and historic stages; and
−       other movements on reserves and regulatory adjustments.

Total RWAs
Total RWAs increased by £2.0 billion to £178.1 billion mainly reflecting:
−       an increase in credit risk RWAs of £1.7 billion, primarily due to drawdowns and new facilities within Commercial & Institutional. This was partially offset by improved risk metrics within Commercial & Institutional.
−       an increase in operational risk RWAs of £1.1 billion following the annual recalculation.
−       a reduction in market risk RWAs of £0.8 billion primarily due to lower volatility than in Q4 2022, combined with the prospective adjustment of the VaR model that makes it more sensitive to recent market conditions and is capitalised as Risks Not In VaR (RNIV) RWAs.

UK leverage ratio
The leverage ratio remained static at 5.4%. There was a £0.7 billion increase in Tier 1 capital offset by a £8.9 billion increase in leverage exposure. The key driver in the leverage exposure was an increase in other financial assets.

Liquidity portfolio
The liquidity portfolio decreased by £15.6 billion to £209.9 billion, with primary liquidity decreasing by £12.9 billion to £148.7 billion. The reduction in primary liquidity is driven by a decrease in deposits, share buybacks and an increase in lending. The reduction in secondary liquidity is due to a decrease in the pre-positioned collateral at the Bank of England.

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.0%
Minimum Capital Requirements	6.2%	8.3%	11.0%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1,2)	0.8%	0.8%	0.8%
MDA threshold (3)	9.5%	n/a	n/a
Overall capital requirement	9.5%	11.6%	14.3%
Capital ratios at 31 March 2023	14.4%	16.6%	19.6%
Headroom (4)	4.9%	5.0%	5.3%

(1)	The Financial Policy Committee announced an increase in the UK CCyB rate from 1% to 2% effective from 5 July 2023.
(2)
The Central Bank of Ireland (CBI) announced the CCyB on Irish exposures will increase from 0% to 0.5%, applicable from 15 June 2023 with a further increase to 1.0% from 24 November 2023. The CBI has been looking to gradually build-up the CCyB to a level of 1.5% when risk conditions are deemed to be neither elevated nor subdued.

(3)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(4)	The headroom does not reflect excess distributable capital and may vary over time.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.3%	0.3%
Total	2.74%	3.55%

(1)
The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB. As noted above the UK CCyB is anticipated to increase from 1% to 2% from 5 July 2023. Foreign exposures may be subject to different CCyB rates depending on the rates set in those jurisdictions.

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The tables below set out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore capital and leverage ratios are being presented under these frameworks on a transitional basis.

	31 March	31 December	31 March
	2023	2022	2022
Capital adequacy ratios (1)%		%	%
CET1	14.4	14.2	15.2
Tier 1	16.6	16.4	17.4
Total	19.6	19.3	20.4

Capital	£m	£m	£m
Tangible equity	26,646	25,482	28,571

Prudential valuation adjustment	(284)	(275)	(297)
Deferred tax assets	(835)	(912)	(769)
Own credit adjustments	(45)	(58)	(27)
Pension fund assets	(235)	(227)	(476)
Cash flow hedging reserve	2,556	2,771	1,113
Foreseeable ordinary dividends	(1,479)	(967)	(1,096)
Adjustment for trust assets (2)	(365)	(365)	-
Foreseeable charges - on-market ordinary share buyback programme	(507)	(800)	(527)
Adjustments under IFRS 9 transitional arrangements	220	361	403
Insufficient coverage for non-performing exposures	(22)	(18)	(6)
Total deductions	(996)	(490)	(1,682)

CET1 capital	25,650	24,992	26,889

Additional Tier 1 Capital	3,875	3,875	3,875
Tier 1 capital	29,525	28,867	30,764

End-point Tier 2 capital	5,402	4,978	5,067
Grandfathered instrument transitional arrangements	75	75	213
Tier 2 capital	5,477	5,053	5,280

Total regulatory capital	35,002	33,920	36,044

Risk-weighted assets
Credit risk	143,729	141,963	140,377
Counterparty credit risk	6,661	6,723	8,776
Market risk	7,547	8,300	8,550
Operational risk	20,198	19,115	19,115
Total RWAs	178,135	176,101	176,818

(1)
Based on current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 March 2023 was £0.2 billion for CET1 capital, £29 million for total capital and £37 million RWAs (31 December 2022 - £0.4 billion CET1 capital, £36 million total capital and £71 million RWAs; 31 March 2022 - £0.4 billion CET1 capital, £44 billion total capital and £28 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.3% (31 December 2022 - 14.0%; 31 March 2022 - 15.0%). The transitional relief on grandfathered instruments at 31 March 2023 was £0.1 billion (31 December 2022 - £0.1 billion; 31 March 2022 - £0.2 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.5% (31 December 2022 - 16.2%; 31 March 2022 - 17.2%) and the end-point Total capital ratio would be 19.6% (31 December 2022 - 19.2%, 31 March 2022 - 20.2%).

(2)	Prudent deduction in respect of agreement with the pension fund to establish new legal structure.

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	31 March	31 December	31 March
	2023	2022	2022
Leverage	£m	£m	£m
Cash and balances at central banks	123,399	144,832	168,783
Trading assets	50,457	45,577	64,950
Derivatives	79,420	99,545	100,013
Financial assets	413,998	404,374	416,677
Other assets	22,067	18,864	25,750
Assets of disposal groups	6,283	6,861	9,225
Total assets	695,624	720,053	785,398
Derivatives
- netting and variation margin	(79,252)	(100,356)	(100,386)
- potential future exposures	16,981	18,327	21,412
Securities financing transactions gross up	1,880	4,147	2,838
Other off balance sheet items	45,178	46,144	43,986
Regulatory deductions and other adjustments	(11,865)	(7,114)	(16,310)
Claims on central banks	(119,981)	(141,144)	(165,408)
Exclusion of bounce back loans	(5,052)	(5,444)	(7,112)
UK leverage exposure	543,513	534,613	564,418
UK leverage ratio (%) (1)	5.4	5.4	5.5

(1)
The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.4% (31 December 2022 - 5.3%; 31 March 2022 - 5.4%).

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the three months ended 31 March 2023. It is presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2022	24,992	3,875	5,053	33,920
Attributable profit for the period	1,279	-	-	1,279
Foreseeable ordinary dividends	(512)	-	-	(512)
Foreign exchange reserve	(66)	-	-	(66)
FVOCI reserve	64	-	-	64
Own credit	13	-	-	13
Share capital and reserve movements in respect of employee
share schemes	56	-	-	56
Goodwill and intangibles deduction	(55)	-	-	(55)
Deferred tax assets	77	-	-	77
Prudential valuation adjustments	(9)	-	-	(9)
Net dated subordinated debt instruments	-	-	386	386
Foreign exchange movements	-	-	(60)	(60)
Adjustment under IFRS 9 transitional arrangements	(141)	-	-	(141)
Other movements	(48)	-	98	50
At 31 March 2023	25,650	3,875	5,477	35,002

−     The CET1 increase was primarily due to the attributable profit of £1.3 billion, offset by foreseeable ordinary dividend of £0.5 billion, a £0.1 billion decrease in the IFRS 9 transitional adjustment and other movements in reserves and regulatory adjustments in the period.

−     The Tier 2 movements include €700 million 5.763% Fixed to Fixed Reset Tier 2 Notes 2034 issued in February 2023 and the derecognition of the £0.2 billion in respect of the cash tender offer for the outstanding 5.125% Subordinated Tier 2 Notes 2024 announced in March 2023. Within Tier 2, there was also a £0.1 billion increase in the Tier 2 surplus provisions.

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	142.0	6.7	8.3	19.1	176.1
Foreign exchange movement	(0.4)	-	-	-	(0.4)
Business movement	2.9	-	(0.8)	1.1	3.2
Risk parameter changes	(0.3)	-	-	-	(0.3)
Methodology changes	-	-	-	-	-
Model updates	(0.3)	-	-	-	(0.3)
Acquisitions and disposals	(0.2)	-	-	-	(0.2)
At 31 March 2023	143.7	6.7	7.5	20.2	178.1

The table below analyses segmental RWAs.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Foreign exchange movement	-	-	(0.4)	-	(0.4)
Business movement	0.9	0.2	2.6	(0.5)	3.2
Risk parameter changes	-	-	(0.3)	-	(0.3)
Methodology changes	-	-	-	-	-
Model updates	-	-	(0.3)	-	(0.3)
Acquisitions and disposals	-	-	-	(0.2)	(0.2)
At 31 March 2023	55.6	11.4	104.8	6.3	178.1

Credit risk	48.0	10.0	80.2	5.5	143.7
Counterparty credit risk	0.2	-	6.5	-	6.7
Market risk	0.2	-	7.3	-	7.5
Operational risk	7.2	1.4	10.8	0.8	20.2
Total RWAs	55.6	11.4	104.8	6.3	178.1

(1)	£4.6 billion of Central items & other relates to Ulster Bank RoI.

Total RWAs increased by £2.0 billion to £178.1 billion during the period mainly reflecting:

−       An increase in business movements totalling £3.2 billion, primarily driven by increased drawdowns and new facilities within Commercial & Institutional in addition to increased RWAs following the annual recalculation of operational risk. This is partially offset by a reduction in market risk driven by reduced market volatility.

−       A decrease in risk parameters of £0.3 billion, reflecting improved risk metrics within Commercial & Institutional.

−       A decrease in model updates of £0.3 billion, primarily reflecting a reduction in the IRB model adjustments following the new regulations at 1 January 2022.

−       Disposals relating to the phased withdrawal from the Republic of Ireland, reducing RWAs by £0.2 billion.

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow coverage purposes.

	Liquidity value
	31 March 2023	31 December 2022	31 March 2022
	NatWest	NatWest	NatWest
	Group (1)	Group	Group
	£m	£m	£m
Cash and balances at central banks	120,136	140,820	166,176
AAA to AA- rated governments	25,454	18,589	31,385
A+ and lower rated governments	935	317	105
Government guaranteed issuers, public sector entities and
government sponsored entities	174	134	266
International organisations and multilateral development banks	1,995	1,734	3,087
LCR level 1 bonds	28,558	20,774	34,843
LCR level 1 assets	148,694	161,594	201,019
LCR level 2 assets	-	-	121
Non-LCR eligible assets	-	-	-
Primary liquidity	148,694	161,594	201,140
Secondary liquidity (2)	61,196	63,917	73,370
Total liquidity value	209,890	225,511	274,510

(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

Condensed consolidated income statement

for the period ended 31 March 2023 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Interest receivable	4,501	4,046	2,430
Interest payable	(1,599)	(1,178)	(403)
Net interest income	2,902	2,868	2,027
Fees and commissions receivable	740	770	693
Fees and commissions payable	(157)	(155)	(149)
Income from trading activities	333	164	362
Other operating income	58	61	75
Non-interest income	974	840	981
Total income	3,876	3,708	3,008
Staff costs	(1,040)	(1,029)	(901)
Premises and equipment	(286)	(292)	(251)
Other administrative expenses	(450)	(597)	(471)
Depreciation and amortisation	(212)	(220)	(197)
Operating expenses	(1,988)	(2,138)	(1,820)
Profit before impairment losses/releases	1,888	1,570	1,188
Impairment (losses)/releases	(70)	(144)	36
Operating profit before tax	1,818	1,426	1,224
Tax charge	(512)	(46)	(386)
Profit from continuing operations	1,306	1,380	838
Profit/(loss) from discontinued operations, net of tax (1)	35	(56)	63
Profit for the period	1,341	1,324	901

Attributable to:
Ordinary shareholders	1,279	1,262	841
Paid-in equity holders	61	61	59
Non-controlling interests	1	1	1
	1,341	1,324	901

Earnings per ordinary share - continuing operations	12.8p	13.7p	7.5p
Earnings per ordinary share - discontinued operations	0.4p	(0.6p)	0.6p
Total earnings per share attributable to ordinary shareholders - basic	13.2p	13.1p	8.1p
Earnings per ordinary share - fully diluted continuing operations	12.8p	13.6p	7.4p
Earnings per ordinary share - fully diluted discontinued operations	0.4p	(0.6p)	0.6p
Total earnings per share attributable to ordinary shareholders - fully diluted	13.2p	13.0p	8.0p

(1)	The results of discontinued operations, comprising the post-tax profit, are shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 2 on page 29.
(2)
On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares.  The number of shares for earnings per share has been adjusted retrospectively.

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2023 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Profit for the period	1,341	1,324	901
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(39)	(158)	(508)
Changes in fair value of credit in financial liabilities designated at fair value through
profit or loss (FVTPL)	(6)	(52)	39
Fair value through other comprehensive income (FVOCI) financial assets	43	17	9
Tax (1)	(2)	51	122
	(4)	(142)	(338)
Items that do qualify for reclassification
FVOCI financial assets	40	(6)	(238)
Cash flow hedges	298	701	(983)
Currency translation	(59)	(117)	35
Tax	(98)	(192)	339
	181	386	(847)
Other comprehensive income/(loss) after tax	177	244	(1,185)
Total comprehensive income/(loss) for the period	1,518	1,568	(284)

Attributable to:
Ordinary shareholders	1,456	1,506	(345)
Paid-in equity holders	61	61	59
Non-controlling interests	1	1	2
	1,518	1,568	(284)

(1)
Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million.

Condensed consolidated balance sheet as at 31 March 2023 (unaudited)

	31 March	31 December
	2023	2022
	£m	£m
Assets
Cash and balances at central banks	123,399	144,832
Trading assets	50,457	45,577
Derivatives	79,420	99,545
Settlement balances	6,057	2,572
Loans to banks - amortised cost	7,893	7,139
Loans to customers - amortised cost	374,214	366,340
Other financial assets	31,891	30,895
Intangible assets	7,171	7,116
Other assets	8,839	9,176
Assets of disposal groups	6,283	6,861
Total assets	695,624	720,053

Liabilities
Bank deposits	20,880	20,441
Customer deposits	430,537	450,318
Settlement balances	6,674	2,012
Trading liabilities	57,724	52,808
Derivatives	73,770	94,047
Other financial liabilities	52,926	49,107
Subordinated liabilities	6,854	6,260
Notes in circulation	3,206	3,218
Other liabilities	5,337	5,346
Total liabilities	657,908	683,557

Equity
Ordinary shareholders' interests	33,817	32,598
Other owners' interests	3,890	3,890
Owners' equity	37,707	36,488
Non-controlling interests	9	8
Total equity	37,716	36,496
Total liabilities and equity	695,624	720,053

Condensed consolidated statement of changes in equity

for the period ended 31 March 2023 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	13,093	3,890	10,019	9,486	36,488	8	36,496
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations			1,305		1,305	1	1,306
- discontinued operations			35		35	-	35
Other comprehensive income
- Remeasurement of retirement
benefit schemes			(39)		(39)		(39)
- Changes in fair value of credit in financial
liabilities designated at FVTPL due
to own credit risk			(6)		(6)		(6)
- Unrealised gains: FVOCI				70	70		70
- Amounts recognised in equity: cash flow hedges				230	230		230
- Foreign exchange reserve movement				(59)	(59)	-	(59)
- Amount transferred from equity to earnings				81	81		81
- Tax			9	(109)	(100)		(100)
Paid-in equity dividends paid			(61)		(61)		(61)
Shares repurchased during the period (2)	-		(293)		(293)		(293)
Shares issued under employee share schemes
during the period	-		7		7		7
Share-based payments			(5)		(5)		(5)
Movement in own shares held	54				54		54
At 31 March 2023	13,147	3,890	10,971	9,699	37,707	9	37,716

							31 March
							2023
Attributable to:							£m
Ordinary shareholders							33,817
Paid-in equity holders							3,890
Non-controlling interests							9
							37,716
*Other reserves consist of:
Merger reserve							10,881
FVOCI reserve							(38)
Cash flow hedging reserve							(2,556)
Foreign exchange reserve							1,412
							9,699

(1)	Share capital and statutory reserves includes share capital, share premium, capital redemption reserve and own shares held.
(2)
NatWest Group plc repurchased and cancelled 114.0 million shares for total consideration of £306.7 million excluding fees in Q1 2023 as part of the on-market share buyback programme. Of the 114.0 million shares bought back, 7.4 million shares were settled and cancelled in April 2023.

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc's 2022 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

Comparative period results have been re-presented from those previously published to reclassify certain items as discontinued operations. For further details refer to Note 2 below.

Amendments to IFRS effective from 1 January 2023 had no material effect on the condensed consolidated financial statements.

2. Discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since year end 2022 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

Successful migration of a further two tranches of performing commercial loans to AIB was completed during Q1 2023, with a cumulative €2.3 billion of gross performing loans being fully migrated by the end of the quarter. It is expected that remaining migrations will be materially completed by the end of H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business have continued to transfer to AIB under Transfer of Undertakings, Protection of Employment (TUPE) arrangements. Losses on disposal of €13 million have been recognised in respect of the migrations completed during Q1 2023 (Q4 2022 - €47 million; Q1 2022 - nil).

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

During Q1 2023, c.€160 million of performing micro-SME loans and 25 branches were transferred to PTSB. The remaining performing non-tracker mortgages, micro-SME loans, Lombard Asset Finance business and all remaining eligible colleagues who will move under TUPE regulations, are also expected to transfer during 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In January 2023 the Competition and Consumer Protection Commission (CCPC) granted approval for the portfolio sale of performing tracker and linked mortgages to AIB. Completion of this sale is still expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. This has resulted in a re-presentation of Q1 2022 comparatives: a reduction in operating profit before tax from continuing operations of £21 million and an increase in profit from discontinued operations of £21 million. Total profit for the period remains unchanged. Ulster Bank RoI continuing operations are now reported within NatWest Group Central items & other.

(a)   Profit/(loss) from discontinued operations, net of tax

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Interest receivable	15	17	78
Net interest income	15	17	78
Non-interest income	17	(63)	-
Total income	32	(46)	78
Operating expenses	(4)	(3)	(11)
Profit/(loss) before impairment releases/losses	28	(49)	67
Impairment releases/(losses)	7	(7)	(4)
Operating profit/(loss) before tax	35	(56)	63
Tax charge	-	-	-
Profit/(loss) from discontinued operations, net of tax	35	(56)	63

Notes

2. Discontinued operations and assets and liabilities of disposal groups continued

(b)   Assets and liabilities of disposal groups

	As at
	31 March	31 December
	2023	2022
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	1,152	1,458
Other financial assets - loans to customers at fair value through profit or loss	5,131	5,397
Other assets	-	6
	6,283	6,861

Liabilities of disposal groups
Other liabilities	9	15
	9	15

Net assets of disposal groups	6,274	6,846

3. Litigation and regulatory matters

NatWest Group plc's 2022 Annual Report and Accounts, issued on 17 February 2023, included disclosures about NatWest Group's litigation and regulatory matters in Note 26. Set out below are the material developments in those matters (all of which have been previously disclosed) since publication of the 2022 Annual Report and Accounts.

Litigation

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc's foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the United States District Court for the Southern District of New York (SDNY) on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks.

In April 2019, some of the claimants in the opt-out case described above, as well as others, served proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022. In March 2023, NWM Plc entered into an agreement to resolve both the SDNY and CAT cases. The settlement amount paid by NWM Plc was covered by an existing provision.

In the FX-related class action in the SDNY on behalf of 'consumers and end-user businesses', the court granted the defendants' motion for summary judgment on 30 March 2023, dismissing the plaintiffs' claims. The court's decision granting summary judgment, as well as a prior decision denying class certification in the case, are subject to appeal by the plaintiffs.

In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of claimants, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimants amended their claim to also refer to a December 2021 decision by the EC, which also described anti-competitive FX market conduct. The defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) unless the claimants are domiciled in the Netherlands. Only certain of the claimants are so domiciled and are therefore permitted to continue with their claims against all defendants, including NatWest Group plc and NWM Plc. The claimants have until the end of June 2023 to appeal that decision.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the United States Court of Appeals for the Second Circuit, they will now proceed in the bankruptcy court, where they have been consolidated into one action, subject to NWM N.V.'s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action and such motion was denied in March 2023. As a result, the claims will now enter the discovery phase.

Notes

3. Litigation and regulatory matters continued

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It was claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant sought the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim.

On 20 April 2023, the claimant filed a notice of discontinuance of its claim against certain defendants including Coutts & Co Ltd. The claimant has subsequently indicated that it intends to issue further replacement proceedings. In that event, Coutts & Co Ltd will challenge the claimant's ability to take that step and the Malaysian Court has provisionally scheduled a hearing on 15 June 2023 to consider the validity of any new proceedings.

Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

4. Post balance sheet events

Other than as disclosed there have been no significant events between 31 March 2023 and the date of approval of these accounts that would require a change to or additional disclosure in the condensed consolidated financial statements.

Additional information

Presentation of information

'Parent company' refers to NatWest Group plc and 'NatWest Group' and 'we' refers to NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' or 'p' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2022 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Contacts

Analyst enquiries:	Alexander Holcroft, Investor Relations
Media enquiries:	NatWest Group Press Office

Management presentation		Fixed income presentation
Date: Time: Zoom ID:	28 April 2023 9:00AM UK time 983 2997 1468	28 April 2023 1:00PM UK time 979 5240 9903

Available on natwestgroup.com/results

−       Q1 2023 Interim Management Statement and background slides.

−       A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 March 2023.

−       NatWest Group Pillar 3 supplement at 31 March 2023.

Forward looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2022 Annual Report and Accounts (ARA), NatWest Group plc's Interim Management Statement for Q1 2023 and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as  alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

1. Income excluding notable items

Income excluding notable items is calculated as total income less notable items.

The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Continuing operations
Total income	3,876	3,708	3,008
Less notable items
Commercial & Institutional
Own credit adjustments (OCA)	6	(19)	18
Central items & other
Loss on redemption of own debt	-	-	(24)
Effective interest rate adjustment as a result of redemption of own debt	-	(41)	-
Profit from insurance liabilities	-	92	-
Liquidity Asset Bond sale (losses)/gains	(13)	-	41
Share of associate (losses)/profits for Business Growth Fund	(12)	7	23
Interest and FX risk management derivatives not in accounting hedge
relationships	75	(46)	166
Ulster Bank RoI mortgage fair value adjustments	-	(51)	-
	56	(58)	224
Income excluding notable items	3,820	3,766	2,784

Non-IFRS financial measures continued

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

	Quarter ended
	31 March 2023
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	14	1,026	1,040
Premises and equipment	-	286	286
Other administrative expenses	42	408	450
Depreciation and amortisation	-	212	212
Total	56	1,932	1,988

	Quarter ended
	31 December 2022
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	16	1,013	1,029
Premises and equipment	-	292	292
Other administrative expenses	75	522	597
Depreciation and amortisation	-	220	220
Total	91	2,047	2,138

	Quarter ended
	31 March 2022
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	7	894	901
Premises and equipment	-	251	251
Other administrative expenses	95	376	471
Depreciation and amortisation	-	197	197
Total	102	1,718	1,820

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

NatWest Group uses the cost:income ratio (excl. litigation and conduct) in the Outlook guidance. This is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio using total operating expenses.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other	Group
Quarter ended 31 March 2023	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	696	155	1,003	134	1,988
Less litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Other operating expenses	693	152	959	128	1,932

Total income	1,604	296	1,953	23	3,876

Cost:income ratio	43.4%	52.4%	51.4%	nm	51.3%
Cost:income ratio (excl. litigation and conduct)	43.2%	51.4%	49.1%	nm	49.8%

Quarter ended 31 December 2022
Continuing operations
Operating expenses	658	198	1,031	251	2,138
Less litigation and conduct costs	12	(10)	(42)	(51)	(91)
Other operating expenses	670	188	989	200	2,047

Total income	1,617	310	1,819	(38)	3,708

Cost:income ratio	40.7%	63.9%	56.7%	nm	57.7%
Cost:income ratio (excl. litigation and conduct)	41.4%	60.6%	54.4%	nm	55.2%

Quarter ended 31 March 2022
Continuing operations
Operating expenses	645	139	922	114	1,820
Less litigation and conduct costs	(54)	(1)	(42)	(5)	(102)
Other operating expenses	591	138	880	109	1,718

Total income	1,217	216	1,375	200	3,008

Cost:income ratio	53.0%	64.4%	67.1%	nm	60.5%
Cost:income ratio (excl. litigation and conduct)	48.6%	63.9%	64.0%	nm	57.1%

4. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure, return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Quarter ended or as at
	31 March	31 December	31 March
	2023	2022	2022
NatWest Group return on tangible equity	£m	£m	£m
Profit attributable to ordinary shareholders	1,279	1,262	841
Annualised profit attributable to ordinary shareholders	5,116	5,048	3,364

Average total equity	37,195	35,866	40,934
Adjustment for average other owners' equity and intangible assets	(11,319)	(11,350)	(11,067)
Adjusted total tangible equity	25,876	24,516	29,867

Return on equity	13.8%	14.1%	8.2%
Return on tangible equity	19.8%	20.6%	11.3%

Non-IFRS financial measures continued

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and preference share cost allocation and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity.

This measure shows the return generated by operating segments on equity deployed.

	Quarter ended or as at
	Retail	Private	Commercial &
Quarter ended 31 March 2023	Banking	Banking	Institutional
Operating profit (£m)	794	133	994
Paid-in equity cost allocation (£m)	(15)	(5)	(44)
Adjustment for tax (£m)	(218)	(36)	(238)
Adjusted attributable profit (£m)	561	92	713
Annualised adjusted attributable profit (£m)	2,244	369	2,850
Average RWAe (£bn)	55.4	11.2	104.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.5	1.3	14.6
Return on equity	30.0%	28.5%	19.5%

Quarter ended 31 December 2022
Operating profit (£m)	872	110	726
Paid-in equity cost allocation (£m)	(20)	(6)	(46)
Adjustment for tax (£m)	(239)	(29)	(170)
Adjusted attributable profit (£m)	613	75	510
Annualised adjusted attributable profit (£m)	2,454	300	2,040
Average RWAe (£bn)	54.4	11.2	106.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	7.1	1.2	14.8
Return on equity	34.7%	24.2%	13.7%

Quarter ended 31 March 2022
Operating profit (£m)	567	82	464
Preference share and paid-in equity cost allocation (£m)	(20)	(3)	(46)
Adjustment for tax (£m)	(153)	(22)	(105)
Adjusted attributable profit (£m)	394	57	314
Annualised adjusted attributable profit (£m)	1,575	228	1,254
Average RWAe (£bn)	52.6	11.4	102.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.3	14.3
Return on equity	23.1%	18.2%	8.8%

6. Bank net interest margin

Bank net interest margin is defined as annualised net interest income, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure, net interest margin. This is net interest income as a percentage of average interest earning assets.

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Continuing operations
NatWest Group net interest income	2,902	2,868	2,027
Annualised NatWest Group net interest income	11,769	11,378	8,221

Average interest earning assets (IEA)	522,393	538,584	543,697
Less liquid asset buffer average IEA	(162,409)	(182,797)	(208,764)
Bank average IEA	359,984	355,787	334,933

Net interest margin	2.25%	2.11%	1.51%
Bank net interest margin	3.27%	3.20%	2.45%

Non-IFRS financial measures continued

6. Bank net interest margin continued

	Quarter ended
	31 March	31 December	31 March
	2023	2022	2022
Retail Banking	£m	£m	£m
Net interest income	1,492	1,505	1,112
Annualised net interest income	6,051	5,971	4,510

Retail Banking average IEA	220,323	217,790	204,071
Less liquid asset buffer average IEA	(18,259)	(20,383)	(18,540)
Adjusted Retail Banking average IEA	202,064	197,407	185,531

Retail Banking net interest margin	2.99%	3.02%	2.43%

Private Banking
Net interest income	229	251	143
Annualised net interest income	929	996	580

Private Banking average IEA	28,091	29,140	29,192
Less liquid asset buffer average IEA	(8,878)	(9,956)	(10,325)
Adjusted Private Banking average IEA	19,213	19,184	18,867

Private Banking net interest margin	4.83%	5.19%	3.07%

Commercial & Institutional
Net interest income	1,261	1,276	803
Annualised adjusted net interest income	5,114	5,062	3,257

Commercial & Institutional average IEA	198,872	201,329	197,548
Less liquid asset buffer average IEA	(67,601)	(71,039)	(76,563)
Adjusted Commercial & Institutional average IEA	131,271	130,290	120,985

Commercial & Institutional net interest margin	3.90%	3.89%	2.69%

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	31 March	31 December	31 March
	2023	2022	2022
Ordinary shareholders' interests (£m)	33,817	32,598	35,345
Less intangible assets (£m)	(7,171)	(7,116)	(6,774)
Tangible equity (£m)	26,646	25,482	28,571

Ordinary shares in issue (millions) (1)	9,581	9,659	10,622

TNAV per ordinary share (pence)	278p	264p	269p

(1)	The number of ordinary shares in issue excludes own shares held.

Non-IFRS financial measures continued

8. Customer deposits excluding central items

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the expected reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£bn	£bn	£bn
Customer deposits	430.5	450.3	482.9
Less Central items & other	(8.7)	(17.4)	(35.0)
Customer deposits excluding central items	421.8	432.9	447.9

9. Net loans to customers excluding central items

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers over 2022 as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	374.2	366.3	365.3
Less Central items & other	(21.8)	(19.6)	(35.1)
Net loans to customers excluding central items	352.4	346.7	330.2

10. Loan:deposit ratio (excl. repos and reverse repos)

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure, loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	31 March	31 December	31 March
	2023	2022	2022 (1)
	£m	£m	£m
Loans to customers - amortised cost	374,214	366,340	365,340
Less reverse repos	(21,743)	(19,749)	(26,780)
	352,471	346,591	338,560

Customer deposits	430,537	450,318	482,887
Less repos	(5,989)	(9,828)	(16,166)
	424,548	440,490	466,721

Loan:deposit ratio	87%	81%	76%
Loan:deposit ratio (excl. repos and reverse repos)	83%	79%	73%

(1)	Re-presented.

Non-IFRS financial measures continued

11. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Quarter ended or as at
	31 March	31 December	31 March
	2023	2022	2022
Loan impairment charge/(release) (£m)	70	144	(36)
Annualised loan impairment charge/(release) (£m)	280	576	(144)

Gross customer loans (£bn)	377.6	369.7	368.9

Loan impairment rate	7bps	16bps	(4)bps

12. Funded assets

Funded assets are calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at
	31 March	31 December	31 March
	2023	2022	2022
	£m	£m	£m
Total assets	695,624	720,053	785,398
Less derivative assets	(79,420)	(99,545)	(100,013)
Funded assets	616,204	620,508	685,385

13. AUMAs

AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments.

This measure is tracked and reported as the amount of funds that we manage or administer, directly impacts the level of investment income that we receive.

14. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). Net new money excludes the impact of European Economic Area (EEA) resident client outflows following the UK's exit from the EU and Russian client outflows since Q1 2022.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

15. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 April 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary